TAX  SHARING AGREEMENT

BETWEEN

RALSTON PURINA COMPANY

AND

RALCORP HOLDINGS, INC.


THIS AGREEMENT (the "Agreement") dated as of March 31, 1994, is made by and between RALSTON PURINA COMPANY ("Ralston"), and RALCORP HOLDINGS, INC. ("Ralcorp").

WHEREAS, Ralston is the common parent of an affiliated group of corporations (such subsidiaries hereinafter referred to collectively as the "Ralston Subsidiaries" and individually as a "Ralston Subsidiary", and such affiliated group shall be referred to as the "Ralston Group") within the meaning of Section 1504(a) of the U. S. Internal Revenue Code of 1986, as amended (the "Code"), which includes Ralcorp;

WHEREAS, Ralcorp will become the common parent of an affiliated group of domestic corporations (such subsidiaries hereinafter referred to collectively as the "Ralcorp Subsidiaries" and individually as a "Ralcorp Subsidiary", and such affiliated group shall be referred to as the "Ralcorp Group");

WHEREAS, Ralston proposes that it will distribute to its shareholders all of its stock in Ralcorp under the Agreement and Plan of Reorganization between Ralston and Ralcorp dated March 31, 1994 (the "Distribution Agreement") on March 31, 1994, (the "Distribution Date") subject to receipt of a favorable ruling from the Internal Revenue Service ("IRS") that the distribution qualifies as a tax-free distribution of stock of a controlled corporation under Section 355 of the Code;

WHEREAS, the Ralcorp Group will be independent of the Ralston
Group after the public stock distribution; and

WHEREAS, Ralston and its Subsidiaries have previously elected to file consolidated federal income tax returns ("Consolidated Return") and filed various state and local tax returns and wish to make provisions therefor and to agree with respect to certain other tax matters;

NOW, THEREFORE, in consideration of the premises and of the agreements herein set forth, Ralston, (on its own behalf and on behalf of its subsidiaries) and Ralcorp (on its own behalf and on behalf of its subsidiaries), hereby agree as follows:
ARTICLE I.  GENERAL PROVISIONS

Sec. 1. Responsibilities

Except as otherwise provided herein, Ralston is and will be responsible for all federal, state, local, transfer and foreign taxes which are attributable to its businesses and the businesses of the Ralcorp Group for any period ending on or before the Distribution Date (the "Periods"), including any such liabilities resulting from the audit or other adjustment to previously filed tax returns. Ralcorp will be responsible for all federal, state, local, transfer and foreign taxes attributable to the businesses of the Ralcorp Group after the Distribution Date.

Sec. 2. Tax Adjustments and Net Worth Determination

Ralston and Ralcorp recognize that since the Distribution Date will occur on some date during the fiscal year ending September 30, 1994, and some tax returns will cover a period which includes the Distribution Date, there will be certain income and expense items of the Ralcorp Group businesses which may require adjustments be made for tax accounting and return preparation between the portion of the fiscal year beginning October 1, 1993, and ending with the Distribution Date and the portion of the fiscal year beginning the day after the Distribution Date and ending September 30, 1994. These required tax adjustments may impact the amount of taxes due on certain returns and the applicable payment dates to various government authorities for any type of tax covered by this agreement. Recognizing the extended return preparation periods, the time needed to determine such final tax adjustments and the potential impact on the Net Worth Guaranty defined in Section 5.05 of the Distribution Agreement between Ralston and Ralcorp, the parties agree that such tax adjustments shall be made and given effect separate and apart from the Net Worth determination as provided therein. Notice and documentation of such adjustments shall be provided the other party within 30 days of determination. Any required payment resulting from such tax adjustments from one party to the other shall be made within thirty (30) days of the receipt of written request therefor.

Sec. 3. Mutual Cooperation

Ralston and Ralcorp will, and will cause each of their Subsidiaries to, cooperate with each other in filing any federal, state or local tax return or consent contemplated by this Agreement and to take such action as the other party may reasonably request, including but not limited to the following:
(a) provide data for the preparation of tax returns, including schedules, and make elections that may be required by the other party; (b) provide required documents and data and cooperate in audits or investigations of tax returns and execute appropriate powers of attorney in favor of the other party and/or its agents;
(c) file protests or otherwise contest proposed or asserted tax deficiencies, including filing petitions for redetermination or prosecuting actions for refund in court, and pursuing the appeal of such actions; (d) take any of the actions of the type described in Regulation Section 1.1502-77(a) of the Code (describing the scope of the agency of the common parent of a group of affiliated corporations); and (e) file requests for the extension of time within which to file tax returns.

ARTICLE II.  FEDERAL INCOME TAXES

Sec. 1. Federal Returns

(a) Ralcorp will join, and will cause the Ralcorp Group to join, in the Consolidated Return to be filed by Ralston for the fiscal year 1994 to the extent the Ralcorp Group is eligible to join in such return under the provisions of the Code and the regulations thereunder. Ralcorp will not, nor will it cause or permit any of the Ralcorp Subsidiaries to, elect to file separate Federal returns for such period;

(b) Ralcorp hereby designates, and Ralcorp agrees to cause each of the Ralcorp Subsidiaries to designate, Ralston irrevocably as its agent for the purpose of taking any and all action necessary or incidental to the filing of Consolidated Returns, including the filing of Internal Revenue Service Form 1122 (consent to be included in the consolidated return), and Ralcorp agrees to deliver, and to cause each of the Ralcorp Subsidiaries to deliver, to Ralston executed copies of said Form 1122, if required. Ralcorp further agrees to furnish, and to cause each of the Ralcorp Subsidiaries to furnish, Ralston with any and all information requested by Ralston in order to carry out the provisions of this Agreement without any charge to Ralston. Ralston agrees to furnish to Ralcorp any and all information requested by Ralcorp in order to carry out the provisions of this Agreement without any charge to Ralcorp.

(c) Ralcorp shall be responsible for filing all federal income tax returns required of the Ralcorp Group after the Distribution
Date, subject to bridging obligations that may exist apart from this Agreement, if any.

Sec. 2. Federal Tax Liabilities

(a) Except as otherwise provided in this Agreement, Ralston shall be liable for, and shall hold the Ralcorp Group harmless against, any and all federal income taxes and any interest, penalties and additions thereto due from Ralston, the Ralcorp Group or any subsidiary of Ralston attributable to the Periods, and Ralston shall be entitled to all refunds for such taxes for such Periods.

(b) Except as otherwise provided in this Agreement, Ralcorp and the Ralcorp Subsidiaries shall be liable for, and shall hold Ralston and any other Ralston Subsidiary harmless against, any and all federal income taxes and any interest, penalties and additions thereto due from the Ralcorp Group attributable to periods commencing after the Distribution Date.

(c) If, as a result of operations for periods commencing after the Distribution Date, Ralcorp or its subsidiaries shall have, for Federal income tax purposes, any losses or credits which may be carried back to the Periods, Ralcorp shall be entitled to any refunds as a result of such carrybacks and any tax refunds (plus interest) received by Ralston or the Ralston Subsidiaries as a result of such carrybacks shall be remitted to Ralcorp. Ralston agrees to cooperate with Ralcorp to obtain such refunds and Ralcorp agrees to reimburse Ralston for expenses related thereto.

(d) If there are timing differences included in the consolidated return of the Ralston Group for the fiscal year ended September 30, 1993 or the fiscal year including the Distribution Date, that relate to Ralcorp but are not included in the deferred income tax balance in the Net Worth Guaranty calculation, and such timing differences should reverse in the Ralcorp Group federal income tax returns for periods after the Distribution Date, then notice and documentation of such adjustments shall be provided the other party within thirty (30) days of determination, and

(i) If such corresponding adjustment in the federal income tax returns of Ralcorp or any of its subsidiaries results in an increase of federal income tax liability for such subsequent periods, Ralston shall pay Ralcorp the amount of such liability when due or within thirty (30) days of the receipt of written request therefore, whichever is later.

(ii) If such corresponding adjustment in the federal income tax returns of Ralcorp or any of its subsidiaries would result in an actual diminution of federal income tax liability for such period, Ralcorp shall pay Ralston the amount of such actual savings within thirty (30) days of written notice as provided herein.

Sec. 3. Federal Tax Adjustments

(a) The computation of the amount of Federal income tax liability of Ralcorp and each of the Ralcorp Subsidiaries for any period in which Ralcorp or such Ralcorp Subsidiaries joined in a Consolidated Return of Ralston shall be adjusted consistent with any adjustments made by the IRS to the taxable income, loss or tax credits of Ralcorp or any Ralcorp Subsidiary. For purposes of this Agreement, the term "tax credits" shall include, but shall not be limited to, any business tax credit available under the Code.

(b) If the IRS shall make an adjustment to the Consolidated Return of the Ralston Group for the Periods, and such adjustment, consistently applied would require Ralcorp or the Ralcorp Subsidiaries to make a corresponding adjustment to their federal income tax returns for periods after the Distribution Date, then,

(i) if such corresponding adjustment in the federal income tax returns of Ralcorp or any of its subsidiaries results in an increase of federal income tax liability for such period, Ralston shall pay Ralcorp the amount of such liability, when due, including any applicable interest, penalties or additions to tax. Any payment by Ralston to Ralcorp of a refund or additional tax credit shall be made within ninety (90) days after such adjustment.

(ii) if such corresponding adjustment in the federal income tax returns of Ralcorp or any of its subsidiaries would result in an actual diminution of federal income tax liability for such period, whether or not an actual amended return is filed, Ralcorp shall pay Ralston the amount of such actual savings plus interest either (a) when such refund and related interest are received and required to be remitted within the period provided in this Agreement, or (b) within ninety (90) days of written notice by Ralston to Ralcorp that corresponding adjustments should be made, if an amended return is not filed.

(c) Any interest payment shall be calculated from the same date and at the rate used by the Internal Revenue Service in computing the interest payable by it or to it. Unless otherwise provided, all payments required to be made under this Agreement from one party to another shall be made promptly after the event which gives rise to the requirement for payment occurs. Any payments made pursuant to this Agreement are to be adjusted in the event that future events or new information would, had they occurred or been known at the time of a payment, have altered the amount of such payment, so that at the time of such future events or knowledge of such information, appropriate adjustments shall be made retroactively to include the consequences of such event or information in the original computation.

Sec. 4. Contest of Federal Adjustments

Any income tax deficiencies or refund claims which arise with respect to the Consolidated Return liability of the Ralston Group and which are attributable to the businesses being conducted by Ralcorp or any Ralcorp Subsidiary shall, at the option of Ralcorp, be defended or prosecuted by Ralcorp at its own cost and expense and with counsel and accountants of its own selection and Ralston may participate in any such proceeding at its own cost and expense (in either event such cost or expense not to include the amount of any payment of any tax claim, interest or penalties, or of any compromise settlement or other disposition thereof). Ralcorp shall, if it exercises such option, have control of any such proceedings, but Ralcorp shall not compromise or settle any deficiency of tax which is attributable to Ralcorp or any Ralcorp Subsidiary without the prior written consent of Ralston, which consent shall not be unreasonably withheld. Ralston and Ralcorp also agree to execute and file such Treasury Department waivers, consents, or other forms, Tax Court or other petitions, refund claims, complaints, powers of attorney and other documents needed from time to time in order to defend, prosecute or resolve the Federal income tax deficiencies or refund claims which are the subject of this Article II, Section 4.

ARTICLE III.  STATE AND LOCAL INCOME TAXES

Sec. 1. State and Local Returns

(a) Ralcorp and the Ralcorp Subsidiaries have filed separately, or have been included in combined or consolidated income tax returns and tax returns in respect of franchise taxes based upon net income ("income based franchise taxes"), with Ralston and various Ralston Subsidiaries in the various states of the United States and in certain other local jurisdictions in which they carry on their trade or businesses.

(b) Ralston will file, and Ralcorp and the Ralcorp Subsidiaries consent to the filing of, all combined or consolidated state and local income or income-based franchise tax returns which include the businesses of Ralcorp and the Ralcorp Subsidiaries for the Periods.

(c) Ralcorp will be responsible for filing combined or consolidated state or local income or income-based franchise tax returns for Ralcorp and the Ralcorp Subsidiaries in any state or local jurisdiction in which such a return is required for taxable periods ending after the Distribution Date, subject to bridging obligations that may exist apart from this Agreement, if any.

(d) Ralcorp will be responsible for filing the separate state or local income or income-based franchise tax returns for Ralcorp and the Ralcorp Subsidiaries in each other state or local jurisdiction in which such a return is required for periods beginning October 1, 1993, and ending September 30, 1994, or thereafter, subject to bridging obligations that may exist apart from this Agreement, if any.

Sec. 2. State and Local Tax Liability

(a) Except as otherwise provided herein, Ralston shall be responsible for paying any amount of state and local income or income-based franchise tax attributable to the Periods. Ralcorp or the Ralcorp Subsidiaries shall be responsible for paying any amount of such tax attributable to periods commencing after the Distribution Date.

(b) If there are timing differences included in the state and local income or income-based franchise tax returns ("State and Local Returns") of the Ralston Group for the Periods, that relate to operation of the Ralcorp businesses but are not included in the deferred income tax balance in the Net Worth Guaranty calculation, and such timing differences should reverse in Ralcorp Group state and local income tax or income-based franchise tax returns for periods ending after the Distribution Date, then notice and documentation of such adjustments shall be provided the other party within thirty (30) days of determination, and

(i) If such corresponding adjustment in the State and Local Returns of Ralcorp or any Ralcorp Subsidiary results in an increase of state and local income or income-based franchise tax liability for such subsequent periods, Ralston shall pay Ralcorp the amount of such liability when due or within thirty (30) days of the receipt of written request therefore, whichever is later.

(ii) If such corresponding adjustment in the State and Local Returns of Ralcorp or any Ralcorp Subsidiary would result in an actual diminution of state and local income or income-based franchise tax liability for such period, Ralcorp shall pay Ralston the amount of such actual savings within thirty (30) days of written notice as provided herein.

Sec. 3. State Tax Adjustments

If a state or local taxing authority makes an adjustment for an item reported on a state or local income or income-based franchise tax return of Ralcorp or the Ralcorp Subsidiaries attributable to the Periods (including adjustments to tax basis determination or tax accounting methods with respect to its property and accounts included in and carried forward from Ralston or the Ralston Subsidiaries prior to the Distribution
Date), any resulting increase or decrease in the liability of Ralcorp and the Ralcorp Subsidiaries shall be accounted for between Ralston and Ralcorp in accordance with the principles and provisions of Article II, Section 3(b) of this Agreement.

Sec. 4. State Tax Refunds

(a) Where a State or local income or franchise tax adjustment for an item reported on a State or local income or franchise tax return resulting in a refund is made for one or more of the Periods, that refund will be for the account of Ralston, Ralcorp or a Ralcorp Subsidiary as the case may be, in accordance with the principles and provisions of this Agreement on payments under
Article III, Sections 2 and 3.

(b) If, as a result of operations during periods commencing after the Distribution Date, Ralcorp or the Ralcorp Subsidiaries shall have, for state or local income tax purposes, any losses or credits which may be carried back to periods ending on or before the Distribution Date, Ralcorp shall be entitled to any refunds resulting from such carrybacks and any tax refunds (plus interest) received by Ralston or the Ralston Subsidiaries resulting from such carrybacks shall be remitted to Ralcorp. Ralston agrees to cooperate with Ralcorp to obtain such refunds and Ralcorp agrees to reimburse Ralston for expenses related thereto.

ARTICLE IV.  OTHER TAXES

Sec. 1. Non-Income Taxes

(a) Tax liabilities and returns (other than those relating to federal, state and local income and income-based franchise taxes, the treatment of which has been set forth above) for all foreign taxes and all other taxes not measured by income including but not limited to ad valorem, transfer, capital stock, excise, sales, use, payroll, real and personal property, special assessment, franchise (not based on net income), vehicle registration, employment, earnings, duty and import taxes (plus applicable interest, penalties and additions) ("Other Taxes") attributable to the Periods shall be for the account of Ralston. All such Other Taxes for periods after the Distribution Date are for the account of Ralcorp.

Sec. 2. Transfer Taxes

Ralston shall pay (a) any and all stock transfer or stamp taxes or similar charges required (or which may, in the future, be required) by federal, state or local authorities upon, or by virtue of, the distribution of the stock under the Distribution Agreement dated March 31, 1994 (Ralcorp Shares); and (b) any and all real or personal property transfer or gains taxes or similar charges (other than taxes or charges based on, or measured by income) required (or which may, in the future, be required) by federal, state or local authorities solely upon or by virtue of, the transfer of property to the Ralcorp Group or the distribution of the Ralcorp Shares (but not including any liability for any property tax reassessment arising from the change in ownership of the Ralcorp Shares pursuant to the Distribution Agreement).

ARTICLE V.  STATE AND LOCAL CONTESTS OF ADJUSTMENTS

Sec. 1. Contests of Adjustments

Any state or local income or franchise tax or Other Tax liabilities which would result in a payment under Articles III or IV may, at the option of Ralcorp or Ralston, as the case may be, be defended (or prosecuted as a refund action) by Ralcorp or Ralston at its own cost and expense and with counsel and accountants of its own selection. Ralcorp and Ralston agree to cooperate fully in such defense (or prosecution) and provide promptly such executed documents as the other party may require from time to time in order to defend (or prosecute) the tax deficiencies or refund claims which are the subject of Articles III or IV. Neither party shall compromise or settle any deficiency of tax which would result in a payment under Articles III or IV without the prior written consent of the other, which consent shall not be unreasonably withheld.

Sec. 2. Payments

Ralston agrees to pay to Ralcorp and Ralcorp agrees to pay to Ralston as the case may be, any amounts determined to be for the account of Ralcorp or Ralston as finally determined under Articles III or IV. Such payment shall be made within thirty
(30) days after the final adjustment giving rise to such payment. Any interest payment shall be calculated from the same date and at the same rate used by the applicable State, local or foreign tax authority in computing the interest payable by it or to it.

ARTICLE VI.  ARBITRATION

For the purposes of this Agreement, all computations or recomputations of federal, state, local or foreign income and franchise tax liability, and all computations or recomputations of any amount or any payment (including, but not limited to, computations of the amount of the tax liability, any loss or credit or deduction, statutory tax rate for a year, interest payments, and adjustments) and all determinations of payments or repayments, or determination of any other nature required to be made pursuant to this Agreement, shall be based on the assumptions and conclusions of the party making the computations. If either Ralston or Ralcorp objects thereto in writing, addressed to the other party, the provisions of Article XI Arbitration of the Distribution Agreement between the parties shall be applicable to resolve any issues under this Tax Sharing Agreement.

ARTICLE VII.  RALCORP POST-DISTRIBUTION TRANSACTIONS

     Ralcorp shall, and shall cause each member of the Ralcorp Group to, comply with each representation and statement made, or to be made, to the IRS in connection with any ruling obtained, or to be obtained, by Ralston from the IRS with respect to any transaction contemplated by the Distribution Agreement. Neither Ralcorp nor any member of the Ralcorp Group shall for a period of three years following the Distribution Date engage in any of the following transactions, unless, in the sole discretion of Ralston, either (a) an opinion in form and substance satisfactory to Ralston is obtained from counsel to Ralcorp, the selection of which counsel is agreed to by Ralston or (b) a supplemental ruling is obtained from the IRS, in either case to the effect that such transactions would not adversely affect the tax consequences of the contributions, transfers, assumptions, Merger and Distribution described in Articles II and III of the Distribution Agreement to (1) Ralston or any member of the Ralston Group, (2) Ralcorp or any member of the Ralcorp Group, or
(3) the Ralston shareholders. The transactions subject to this provision are: (i) making a material disposition (including transfers from one member of the Ralcorp Group to another member of the Ralcorp Group), by means of a sale or exchange of assets or capital stock, a distribution to shareholders, or otherwise, of any of its assets (other than the transactions contemplated by this Agreement) except in the ordinary course of business; (ii) repurchasing any Ralcorp capital stock, unless such repurchase satisfies the requirements of Section 4.052 of Revenue Procedure 86-41, as modified by Revenue Procedure 91-63; (iii) issuing any Ralcorp capital stock that in the aggregate exceeds ten percent (10%) of the issued and outstanding stock of Ralcorp immediately following the Distribution; (iv) liquidating or merging with any other corporation (including a member of the Ralcorp Group); or
(v) ceasing to engage in the active conduct of a trade or business within the meaning of Section 355(b)(2) of the Code. Ralcorp hereby represents that neither Ralcorp nor any member of the Ralcorp Group has any present intention to undertake any of the transactions set forth in (i), (ii), (iii), (iv) or (v) above.

ARTICLE VIII.  RALSTON POST-DISTRIBUTION OBLIGATIONS

Ralston shall, and shall cause each member of the Ralston Group to, comply with each representation and statement made, or to be made, to any taxing authority in connection with any ruling obtained, by Ralston, from any taxing authority with respect to any transaction contemplated by the Distribution Agreement.

ARTICLE IX.  MISCELLANEOUS PROVISIONS

Sec. 1. This Agreement shall be governed and construed in accordance with the laws of the State of Missouri and shall be binding on the successors and assigns of the parties hereto.

Sec. 2. Unless specified otherwise, this Agreement contains the entire agreement between the parties hereto with respect to the subject matter hereof and supersedes all prior written agreements, memoranda, negotiations and oral understandings, if any, and may not be amended, supplemented or discharged except by performance or by an instrument in writing signed by all of the parties hereto.

Sec. 3. This Agreement may be executed simultaneously in two or more counterparts, each of which shall be deemed an original, but which together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the parties hereto have duly executed this Agreement as of the date first above written.


                           RALSTON PURINA COMPANY



                           BY ___________________________________
                              J. M. NEVILLE
                              Vice President, General Counsel and
                              Secretary



                           RALCORP HOLDINGS, INC.



                           BY ___________________________________
                              R. A. PEARCE
                              Co-Chief Executive Officer and
                              President